Exhibit 99.1

Dr. Reddy’s Laboratories Ltd.
8-2-337, Road No. 3, Banjara Hills,
Hyderabad - 500 034, Telangana,
India.
CIN: L85195TG1984PLC004507

Tel :+91 40 4900 2900
Fax :+91 40 4900 2999
Email :mail@drreddys.com
www.drreddys.com

July 3, 2019

Corporate Relationship Department	National Stock Exchange of India Ltd.
BSE Limited	“Exchange Plaza”
Dalal Street, Fort	Bandra-Kurla Complex, Bandra (East),
Mumbai – 400 001	Mumbai – 400 051
Fax Nos.: 022-22723121 / 22723719 /	Fax Nos.: 022-26598120/ 26598237/
22722037 / 22722039	26598238

Scrip Code: 500124	Scrip Code: DRREDDY-EQ

Dear Sirs,

Sub: Press Release

Please find enclosed a Press Release on “Dr. Reddy's Laboratories announces first-to-market launch of Carboprost Tromethamine Injection USP, 250 mcg/mL (1mL) Single-dose Vial in the U.S. Market”

This is for your information.

With regards,

/s/ Sandeep Poddar
Sandeep Poddar
Company Secretary

Encl: As above

CC:- New York Stock Exchange Inc.(Stock Code :RDY)

CONTACT
DR. REDDY'S LABORATORIES LTD.	Investor relationS	Media relationS
8-2-337, Road No. 3, Banjara Hills,	AMIT AGARWAL	MITALI SARKAR
Hyderabad - 500034. Telangana, India.	amita@drreddys.com	mitali.sarkar@drreddys.com
	(Ph: +91-40-49002135)	(Ph: +91-40- 49002121)

Dr. Reddy's Laboratories announces first-to-market

launch of Carboprost Tromethamine Injection USP,

250 mcg/mL (1mL) Single-dose Vial in the U.S. Market

Hyderabad, India, July 3, 2019	For Immediate Release

Hyderabad, India and Princeton, NJ, USA. July 3, 2019— Dr. Reddy’s Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY, along with its subsidiaries together referred to as “Dr. Reddy’s”) today announced the launch of Carboprost Tromethamine Injection USP, 250 mcg/mL (1mL) Single-dose Vial, a therapeutic equivalent generic version of Hemabate® injection, 250 mcg/mL, approved by the U.S. Food and Drug Administration (USFDA).

“We are pleased to be first-to-market with this product that has been designated as a Competitive Generic Therapy (CGT) by the FDA,” says Marc Kikuchi, Chief Executive Officer, North America Generics, Dr. Reddy’s Laboratories. “With a CGT designation, we have 180-day CGT exclusivity to market this product.”

The Hemabate® injection, 250 mcg/mL brand had U.S. sales of approximately $55 million MAT for the most recent twelve months ending in April 2019 according to IQVIA Health*.

Dr. Reddy’s Carboprost Tromethamine Injection USP, 250 mcg/mL (1mL) contains carboprost tromethamine equivalent to 250 mcg of carboprost.

WARNINGS:

Carboprost Tromethamine Injection sterile solution (carboprost tromethamine)

like other potent oxytocic agents, should be used only with strict adherence to recommended dosages. Carboprost Tromethamine Injection should be used by medically trained personnel in a hospital which can provide immediate intensive care and acute surgical facilities.

Hemabate is a trademark of Pfizer

*IQIA Retail and Non-Retail MAT May 2019

RDY-0619-254

About Dr. Reddy’s: Dr. Reddy’s Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY) is an integrated pharmaceutical company, committed to providing affordable and innovative medicines for healthier lives. Through its three businesses - Pharmaceutical Services & Active Ingredients, Global Generics and Proprietary Products – Dr. Reddy’s offers a portfolio of products and services including APIs, custom pharmaceutical services, generics, biosimilars and differentiated formulations. Our major therapeutic areas of focus are gastrointestinal, cardiovascular, diabetology, oncology, pain management and dermatology. Dr. Reddy’s operates in markets across the globe. Our major markets include – USA, India, Russia & CIS countries, and Europe. For more information, log on to: www.drreddys.com

Disclaimer: This press release may include statements of future expectations and other forward-looking statements that are based on the management’s current views and assumptions and involve known or unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words "may", "will", "should", "expects", "plans", "intends", "anticipates", "believes", "estimates", "predicts", "potential", or "continue" and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to without limitation, (i) general economic conditions such as performance of financial markets, credit defaults , currency exchange rates , interest rates , persistency levels and frequency / severity of insured loss events (ii) mortality and morbidity levels and trends, (iii) changing levels of competition and general competitive factors, (iv) changes in laws and regulations and in the policies of central banks and/or governments, (v) the impact of acquisitions or reorganization , including related integration issues.

The company assumes no obligation to update any information contained herein.